UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ULTRA CLEAN HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

90385V107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90385V107	13G/A	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Divisar Partners QP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,193,518 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,193,518 (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,518 (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 39,805,815 outstanding shares of Common Stock (as defined below) as of October 25, 2019, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

(2)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.

CUSIP No. 90385V107	13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Divisar Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,302,142
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,302,142
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,142
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(3) See Note (1) Above

CUSIP No. 90385V107	13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Steven Baughman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,302,142
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,302,142
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,142
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above

CUSIP No. 90385V107	13G/A	Page 4 of 8 Pages

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2019 with respect to the Common Stock of the Issuer and Amendment No.1 thereto filed on March 4, 2019 (as so amended, the “Schedule 13G/A“). Terms defined in the Schedule 13G/A are used herein as so defined.

The following Items of the Schedule 13G/A are amended and restated to read in their entirety as follows:

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

Item 4.	Ownership

(i)	Divisar Partners QP, LP

(a)	Amount beneficially owned: 1,193,518 (see Note 5)

(b)	Percent of class: 3.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,193,518 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,193,518 (see Note 5)

(ii)	Divisar Capital Management LLC

(a)	Amount beneficially owned: 1,302,142 (see Note 5)

(b)	Percent of class: 3.3% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,302,142 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,302,142 (see Note 5)

(iii)	Steven Baughman

(a)	Amount beneficially owned: 1,302,142 (See Note 5)

(b)	Percent of class: 3.3% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,302,142 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,302,142 (see Note 5)
CUSIP No. 90385V107	13G/A	Page 5 of 8 Pages

Note 5:

Divisar Capital Management LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steven Baughman, as Managing Member of Divisar Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 39,805,815 outstanding shares of Common Stock as of October 25, 2019, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 90385V107	13G/A	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 90385V107	13G/A	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 12, 2020

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 90385V107	13G/A	Page 8 of 8 Pages